

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 17, 2012

Via E-mail
Mr. John P. Avagliano
Chief Financial Officer
Image Entertainment, Inc.
20525 Nordhoff Street, Suite 200
Chatsworth, California 91311

      Re: **Image Entertainment, Inc.**
                  Form 10-K for the year ended March 31, 2011
                  Filed June 29, 2011
                  File No. 000-11071

Dear Mr. Avagliano:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Linda Cvrkel

                            Linda Cvrkel
                            Branch Chief